UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of October 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

L3, 40 Johnston Street, Wellington 6011, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: October 25th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Wellington, New Zealand – 25th October 2006 Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Press Release

Cheal Oil Field Development - PMP 38156 - New Zealand

Austral Pacific Energy Ltd. announced today that the Cheal B1 well reached a total depth of 1863 metres (6112 feet) on 21 October.

The target Mt Messenger sands were intersected over a gross interval from 1700 metres (5577 feet) to 1727 metres (5666 feet) with wireline logs indicating that these sands are oil bearing.

The Cheal B1 well is the first of up to four new development wells to be drilled back-to-back from the Cheal B site as part of the Cheal Oil Field development. Austral Pacific Energy Ltd. holds a 36.5% interest in the field (rising to 69.5% following the completion of the acquisition of Arrowhead Energy Limited) and is the operator.

Commenting on the announcement Chief Executive Officer Rick Webber said, “We are very encouraged by the results of this first well to be drilled from the Cheal B site. Success at Cheal B1 goes a long way towards confirming our geological model for the northern extension of the Cheal Oil Field.”

Following the running of production casing in the Cheal B1 well, Ensign Energy Services’ Rig 19 will be skidded to an adjacent pre-installed conductor for the immediate drilling of the Cheal B2 well.

Ends

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Contact: Rick Webber, CEO, +64 (4) 495-0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.